                                                                     EXHIBIT 4.3

                                [NEUROCHEM LOGO]



                                 NEUROCHEM INC.
                            ANNUAL INFORMATION FORM
                        FISCAL YEAR ENDED JUNE 30, 2002


                                                               NOVEMBER 15, 2002

TABLE OF CONTENTS


ITEM 1 - COVER PAGE .......................................................    I
ITEM 2 - CORPORATE STRUCTURE ..............................................    1
  NAME AND INCORPORATION ..................................................    1
ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS ..............................    1
  THREE YEAR HISTORY ......................................................    1
ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS ............................    5
  GENERAL .................................................................    5
ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION ......................   10
  ANNUAL INFORMATION ......................................................   10
ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS .............................   11
  QUARTERLY INFORMATION ...................................................   11
ITEM 7 - MARKET FOR SECURITIES ............................................   11
ITEM 8 - DIRECTORS AND OFFICERS ...........................................   11
ITEM 9 - ADDITIONAL INFORMATION ...........................................   13



                                       II

ITEM 2 - CORPORATE STRUCTURE

         NAME AND INCORPORATION

Neurochem Inc. ("Neurochem" or the "Corporation") was incorporated on June 17, 1993 under the Canada Business Corporations Act in association with Parteq Research and Development Innovations, the commercialization arm of Queen's University of Kingston, Ontario. On June 20, 2000, the Corporation amended its share capital (i) to change all of the then issued and outstanding Class "A" Shares into Common Shares and cancel the Class "A" Shares as an authorized class and (ii) to create a class of Preferred Shares, issuable in series.


ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

         THREE YEAR HISTORY

The Corporation is focused on the development of therapeutic treatments for a number of major central nervous system ("CNS") and/or amyloid-related diseases, which include Alzheimer's Disease, Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy ("CAA"), Epileptic Seizures induced by Traumatic Brain Injury ("TBI"), Systemic Amyloidosis Disorders (Primary and Secondary Amyloidosis), and Diabetes Type 2, the most common form of Diabetes.

Over the past three years, the Corporation has successfully advanced three lead drug candidates from pre-clinical to clinical trials namely, Alzhemed(TM), Fibrillex(TM), and Cerebril(TM). For each of the Corporation's therapeutic targets, either no drug treatment currently exists or treatments that are available only temporarily alleviate some of the symptoms of the disease.


                                                                 PRODUCT PIPELINE
                                          ----------------------------------------------------------------
                                          PRE-CLINICAL     PHASE I     PHASE II     PHASE III     APPROVAL
                                          ------------     -------     --------     ---------     --------
ALZHEMED(TM)                              oooooo           ooo         o
FIBRILLEX(TM)                             oooooo           ooo         ooo          o*
CEREBRIL(TM)                              oooooo           ooo         o
DIABETES TYPE 2                           oo
EPILEPTIC SEIZURES INDUCED BY TBI         oo


*Fibrillex(TM) is in a pivotal Phase II/III clinical trial

         FISCAL 2002

In fiscal 2002, the Corporation achieved many advances and several important milestones in its clinical and drug development programs. The highlights of such advances and milestones are as follows:

         CLINICAL ADVANCES:

         o Alzhemed(TM) - Alzheimer's Disease: The Corporation completed three Phase I clinical trials for Alzhemed(TM). In these trials, the drug candidate has been shown to be safe and well tolerated at the anticipated therapeutic dose in both young and elderly volunteers. Neurochem also established an international Clinical Advisory Board ("CAB") for Alzhemed(TM) comprised of distinguished experts in the fields of Alzheimer's Disease and Neurology.

         o Cerebril(TM) - Hemorrhagic Stroke due to CAA: The Corporation has put in place a CAB for Cerebril(TM), comprised of world-renowned researchers and clinicians.

         o Fibrillex(TM) - Secondary Amyloidosis: Neurochem received a prestigious CDN$1.4 million grant from the Food and Drug Administration ("FDA") in the United States for the pivotal Phase II/III clinical trial for Fibrillex(TM). Orphan Medicinal Product ("OMP") status for the drug in Europe was also obtained, typically allowing for 10 years of market exclusivity upon commercialization.

         o Fibrillex(TM) - Secondary Amyloidosis: With a total of 13 submissions to regulatory authorities for Investigational New Drug ("IND") status and subsequent approvals in the U.S., Europe and Israel, Neurochem was able to initiate the pivotal Phase II/III clinical trial and patient recruitment worldwide.

         EXTERNAL VALIDATION OF THE CORPORATION:

         o The Corporation was selected by the Montreal Business Magazine as one of the top 30 Montreal-based growth companies.

         COLLABORATIVE AGREEMENTS, GRANTS AND FINANCING:

         o The Corporation announced an important new collaboration with the United Kingdom based Amersham Health (a division of Amersham PLC), for the creation of a diagnostic imaging tool for Alzheimer's Disease.

         o The Corporation announced an agreement with H. Lundbeck A/S ("Lundbeck") of Denmark pursuant to which the Corporation and Lundbeck mutually agreed to terminate the Collaborative Research and License Agreement and the Corporation regained the full ownership and control of its anti-amyloid drug molecules program for Alzheimer's Disease at no cost to the Corporation.

         o The Corporation entered into a collaborative agreement with the University Medical Center-Utrecht in the Netherlands for the Corporation's Diabetes Type 2 program, focusing on islet amyloid formation using the Corporation's glycosaminoglycan ("GAG") mimetic technology.

         o The Corporation signed a testing and option agreement with Immtech-International, Inc. ("Immtech") of Illinois for the evaluation of a new class of compounds with potential anti-amyloid activity. Under the agreement, the Corporation has an option to acquire the exclusive worldwide license to commercialize certain of Immtech's compounds in specific therapeutic areas. Preliminary discovery work has indicated a good anti-fibrillogenic profile for this class of compounds.

         o The Corporation announced an agreement with Picchio Pharma Inc. for the acquisition of 2.8 million units of the Corporation at a cost of $2.50 per unit for a total of $7 million. The transaction closed in July 2002. The units are comprised of one common share of the Corporation (a "Common Share") and one warrant to purchase a Common Share exercisable any time within a three-year period with a 25% premium over the issue price. Assuming the exercise of warrants, the total possible investment by Picchio Pharma Inc. under the transaction is $15.75 million. The proceeds of the investment will be used by the Corporation for working capital to advance the Corporation's pipeline of products. Dr. Francesco Bellini,

                  O.C., chairman of Picchio Pharma Inc., has assumed the position of chairman of the Corporation.

         INTELLECTUAL PROPERTY PORTFOLIO:

         o The Corporation was issued four additional patents which enhance the Corporation's commercial and scientific assets. The patents cover: anti-epileptogenic agents (U.S. patent), methods and compositions to treat glycosaminoglycan-associated molecular interactions (U.S. patent), phosphonocarboxylate compounds (U.S. patent) and method for treating Amyloidosis (Mexico patent).

         RECENT ANNOUNCEMENTS:

         o Unanimous recommendation was received by Neurochem's independent Data Safety Monitoring Board to advance the pivotal Phase II/III clinical trial for Fibrillex(TM), in patients suffering from Secondary Amyloidosis.

         o Two IND applications for Phase II clinical trials take effect with the FDA in the U.S., which allow for the Corporation to advance to Phase II clinical trials for Alzhemed(TM) and Cerebril(TM) in patients suffering from Alzheimer's Disease and Hemorrhagic Stroke due to CAA.

         o Recruitment of Mr. Claude Michaud to Neurochem's management team as Senior Vice President, Finance and Chief Financial Officer.

         o Appointment of two new board members to the Corporation's board of directors, Mr. Peter Kruyt, Vice President, Power Corporation of Canada, and Mr. Ronald M. Nordmann, Co-President, Global Health Associates, LLC.

         FISCAL 2001

In fiscal 2001, the Corporation achieved many advances and several important milestones in its clinical and drug development programs. The highlights of such advances and milestones are as follows:

         CLINICAL ADVANCES:

         o Approval in United Kingdom and several other European countries to conduct a pivotal Phase II/III clinical trial for Fibrillex(TM) marks initiation of international study. An Investigational New Drug (IND) was granted in fiscal 2001 for Fibrillex(TM) by the Food and Drug Administration in the United States.

         o A pivotal Phase II/III clinical trial underway for Fibrillex(TM) in 14 sites worldwide. Patient recruitment was ongoing and clinical endpoints for the study as well as future New Drug Application (NDA) filing requirements agreed upon with the U.S. Food and Drug Administration.

         o Recruitment of 12 investigational sites in the United States and Canada for a Phase II clinical trial with Cerebril(TM).

         IMPORTANT RESEARCH AND DEVELOPMENT MILESTONE:

         o "Proof-of-Concept" study in mice concluded for anti-amyloid compound to treat Alzheimer's Disease, triggering milestone and research support payments from Lundbeck and an equity purchase of US$2.5 million. Clinical infrastructure for a clinical Phase II trial is in place.

         EXTERNAL VALIDATION OF THE CORPORATION'S TECHNOLOGY:

         o A characterization of the transgenic mouse model developed by researchers at the University of Toronto and used by the Corporation was published in the March 2001 issue of the Journal of Biological Chemistry.

         o Natural Sciences and Engineering Research Council (NSERC) peer-reviewed recognition and funding ($398,600) to the Corporation's research partner, Queen's University, for the Corporation's Epilepsy collaborative program.

         o A Canadian Institute for Health Research R&D grant for collaborative research with Dr. Paul E. Fraser from the University of Toronto for the elaboration of experimental models and therapeutic developments for amyloid-related diseases.

         INTELLECTUAL PROPERTY PORTFOLIO:

         o The Corporation's intellectual property portfolio was significantly expanded in fiscal 2001 with the filing of 16 patent applications. Five patents were granted during fiscal 2001, bringing the total to 19 patent cases. Overall the Corporation had over 75 international patent cases.

        FISCAL 2000

The following advances were achieved in fiscal 2000:

         CLINICAL ADVANCES:

         o Fibrillex(TM) was granted Orphan Drug Designation ("ODD") status by the FDA, which provides for a dedicated regulatory review process and seven-year market exclusivity in the United States. Similar Orphan Drug classification was instituted by the European Committee on Orphan Medical Products, for which the Corporation filed an application in the fiscal year 2001.

         o Alzhemed(TM), for the treatment of Alzheimer's Disease, successfully completed a Phase I clinical trial. The Corporation entered into a Collaborative Research and License Agreement with Lundbeck, a leader in drug discovery for neurological disorders. Additionally, the Corporation was awarded financial assistance from Technology Partnership Canada of up to CDN $ 7.9 million.

         o Cerebril(TM), for Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, successfully completed toxicological studies and a Phase I clinical trial.

         o IAPP-amyloid fibrillogenesis inhibitors for Diabetes Type 2 were in pre-clinical studies to identify a lead candidate.

         o At the discovery stage, immunoglobulin light chain-amyloid fibrillogenesis inhibitors were identified for idiopathic Primary Amyloidosis and for Primary Amyloidosis associated with multiple myeloma.

         FINANCING:

         o The Corporation successfully closed a CDN $32 million Initial Public Offering ("IPO") with issue of 3,878,787 Common Shares at a price of $8.25 per share.

         o Furthermore an over-allotment option was exercised in full by the underwriters for gross IPO proceeds of CDN $36.8 million.

         INTELLECTUAL PROPERTY PORTFOLIO:

         o The Corporation's intellectual property portfolio grew significantly with the issue of one more patent, bringing the total to six. Some 26 applications were filed in fiscal year 2000. The Corporation's competitive position as a world leader in therapeutic advances for amyloid-related disorders was significantly enhanced.

UPCOMING MILESTONES: Calendar 2003

         1. Complete Phase II (dosage optimization) clinical trial for Alzhemed(TM) for the treatment of Alzheimer's Disease

         2. Complete Phase II (dosage optimization) clinical trial for Cerebril(TM) for the treatment of Hemorrhagic Stroke due to CAA

         3. Obtain Orphan Drug Designation from the Food and Drug Administration (U.S.) for Cerebril(TM)

         4.       Initiate Phase II (efficacy) clinical trial for Alzhemed(TM)

         5.       Initiate Phase II (efficacy) clinical trial for Cerebril(TM)


ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

         GENERAL

The Corporation is a Canadian biopharmaceutical company developing therapeutic drugs for major market indications, such as Alzheimer's Disease, Hemorrhagic Stroke and Diabetes, as well as indications which qualify for Orphan Drug Designation, such as systemic amyloid-related disorders.

         A.       THERAPEUTIC TARGETS

Since inception, the business activities of the Corporation have been devoted principally to research and development of the Corporation's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that inhibit the formation, deposition and toxicity of amyloid fibrils implicated as the underlying causes of certain diseases. The Corporation's therapeutic focus is on developing treatments for a number of important disease indications characterized by the presence of toxic deposits of amyloid protein. The diseases currently targeted by the Corporation include Alzheimer's Disease, Hemorrhagic Stroke, certain Systemic Amyloidosis disorders, Diabetes Type 2 (the most common form of diabetes) and Epileptic Seizures induced by TBI. The status of the Corporation's principal drug candidates are as follows:



Disease indication                                    Drug candidates                    Stage of development
------------------                                    ---------------                    --------------------
Secondary amyloidosis                                 Fibrillex(TM)                      Phase II/III clinical trials
Alzheimer's disease                                   Alzhemed(TM)                       Phase II clinical trial
Hemorrhagic stroke                                    Cerebril(TM)                       Phase II clinical trial
Diabetes Type 2                                       Lead compounds(2)                  Preclinical studies
Epileptic Seizures induced by TBI                     Lead compounds(2)                  Preclinical studies


The Corporation is considered to be in the development stage. Substantially all of the Corporation's research and development expenditures, and all revenues from milestone payments and research contracts, since inception, relate to the Corporation's core technology platform. In addition, the Corporation's capital expenditures since inception, including costs incurred to secure patents, relate principally to the Corporation's core technology platform.

The following table provides information for research revenues over the past two fiscal years:


                                                               2002                          2001
                                                            ----------                    ----------
Revenues
Milestone payments                                          $       --                    $3,807,000
Research contracts                                          $2,271,000                    $2,563,000
                                                            ----------                    ----------
        TOTAL                                               $2,271,000                    $6,370,000
                                                            ==========                    ==========


          B.      COMPETITION

In its core area of expertise, amyloid fibrillogenesis, the Corporation believes that it has a unique approach and portfolio of intellectual property rights that provide it with considerable competitive advantages. Within its focused therapeutic areas, the Corporation's ability to integrate biology with chemistry and pharmacological evaluation creates a strong base for the elaboration of new approaches to disease therapy. A key element to the Corporation's strategy is an understanding of the mechanisms underlying the pathology associated with amyloid diseases in order to rationally design therapeutic compounds which are active inhibitors of amyloid deposition. A discussion of competing approaches and competitors known to have developed or who are presently developing drug treatments follows below.

         ALZHEIMER'S DISEASE

         AMYLOID APPROACH

Aside from the Corporation's amyloid approach, another therapeutic amyloid strategy is to develop secretase inhibitors which will limit the natural production of the amyloid (beta)-protein from the proteolytic cleavage of the amyloid precursor protein, thereby preventing the formation of A(beta) amyloid fibrils. Although this approach has been shown to work in vitro, secretase inhibitors need to be highly specific to avoid generating toxic effects. Furthermore, it is not known whether the effect of these inhibitors will lead to the increase of the precursor protein. Accumulation of such protein may lead to the development of major toxic neurologic effect. Companies known to be investigating drug therapies using this approach include Merck and Co. Inc., Mindset BioPharmaceuticals Ltd., Bristol Myers Squibb Company, Prana Biotechnology Ltd., Axonyx Inc. and Glaxo Wellcome Inc.

         VACCINE APPROACH

A recent amyloid approach focuses on the use of A(beta) as a potential starting point for the treatment of Alzheimer's Disease. This approach is being pursued by at least one company, Elan Pharmaceutical Research Corporation. The vaccine approach has shown to prevent and stop the amyloid formation and deposition in transgenic mice with brain amyloidosis. This strongly supports the amyloid cascade hypothesis in which amyloid plays a major role in inducing both neuronal dystrophy and inflammation. Despite the results in animal models, it remains unclear as to the potential for a vaccine in Alzheimer's Disease given the lack of knowledge in the immunology of Alzheimer's Disease.

         NON-AMYLOID APPROACHES

In this particular grouping of technologies, there are three main areas of scientific pursuit: gene therapy, memory enhancement and anti-inflammatory agents. Genes responsible for or associated with the onset of Alzheimer's Disease are currently being identified. These genes represent obvious targets for future interventions based on gene therapy and other genetic manipulations. Despite the progress in identifying such potential gene candidates, gene therapy for Alzheimer's Disease, or any other disease for that matter, appears to be in the distant future. This strategy is further complicated by the fact that it appears that several genes may be implicated in the onset of Alzheimer's Disease. Until their role and interrelationships are well known, the genetic strategies will remain largely academic. Companies known to be investigating drug therapies using this approach include Schering-Plough Corp. and Regeneron Pharmaceuticals Inc.

A second non-amyloid strategy is through the administration of "memory enhancing factors" which can penetrate the Blood Brain Barrier and enhance the response of remaining brain cells not affected by the disease. This conventional strategy has been used for the treatment of other neurological diseases, such as epilepsy and stroke. Although modest improved brain function (primarily memory) has been achieved in certain cases, progressive destruction of brain tissue and overall degeneration of the brain continues. Companies known to be investigating drug therapies using this approach include Novartis Pharmaceuticals, Aventis Pharma AG, Janssen Pharmaceutica, Johnson & Johnson, Pfizer Inc. and Roche Pharma AG.

A third therapeutic strategy, based on the observation that Alzheimer's Disease patients present brain inflammation, consists of using anti-oxidant and anti-inflammatory agents. Preliminary results show that patients treated with anti-oxidants such as Vitamin E and/or anti-inflammatory drugs experience a delay in the onset of symptoms. A study with Propentofylline demonstrated that an anti-inflammatory approach to Alzheimer's Disease may be beneficial in the short term to patients by delaying the onset of symptoms. However, this clinical study has been stopped. Companies known to be investigating drug therapies using this approach include Gliatech Inc., Centaur Pharmaceuticals Inc., Sanofi-Synthelabo Inc., Sanofi-Synthelebo S.A., Teva Pharmaceutical Industry Limited and Roche Pharma AG.

Attempts by others to develop specific drug therapies by targeting different approaches have met with mixed success. For example, drugs that enhance cholinergic function have been investigated by a number of companies. The most well known drugs are tacrine (Cognex(R) by Warner-Lambert Co.) a reversible acetylcholinesterase inhibitor, rivastigmine (Exelon(R) by Novartis Pharmaceutical Corporation), Reminyl (galantamine) by Shire Pharmaceuticals Group plc; Johnson and Johnson Pharmaceutical Research & Development L.L.C. and donepezil hydrochloride (Aricept(R), a product of Japan's Eisai Company which is co-marketed in the United States with Pfizer Inc.). According to the Alzheimer Society of Canada, Aricept(R) is not a cure for Alzheimer's Disease and does not affect the underlying degenerative process of the disease.

         SYSTEMIC AMYLOIDOSIS

To date, there is no specific effective therapy for Secondary Amyloidosis. Current therapies attempt to control the underlying disease. It is thought that treatment that suppresses the inflammation or infection will also decrease the liver production of the precursor serum amyloid A protein (SAA) and slow the progression of the disease. Without control of the acute phase response, patients suffering from Secondary Amyloidosis can expect a survival prognosis of between 5 to 15 years. Where the underlying disease is treated, survival can be expected to be close to 15 years.

Efficient anti-inflammatory or immunosuppressor treatments have been shown to suppress or halt the development of Secondary Amyloidosis in some patients with rheumatoid arthritis. Several studies have demonstrated improved renal function and survival following treatment with alkylating agents of rheumatic conditions complicated by Secondary Amyloidosis. Regression of AA Amyloid has been documented in patients with chronic infections following successful surgical excision. In Secondary Amyloidosis associated with Familial Mediterranean Fever, treatment with colchicine has shown some beneficial effects. Supportive therapy to delay target organ failure is also vital. Renal replacement therapy is frequently necessary and amyloidosis now accounts for 1-2% of patients with end-stage renal failure accepted into European dialysis programs.

There is no specific effective therapy for Primary Amyloidosis currently available. Studies have shown that chemotherapy, with oral melphalan and prednisone to decrease the number of clonal plasma cells, has slightly increased survival of patients with this disease.

Newer therapies employing intravenous high-dose melphalan with autologous-blood stern-cell support results in remission of the plasma-cell dyscrasia and substantial improvements in amyloid-related organ disease in 50 to 75% of the treated patients. However, the duration of remission and the impact of this approach on survival remains to be determined. Furthermore, many patients with advanced Primary Amyloidosis are not able to tolerate repeated administrations of this extremely toxic therapy.

The improvement in supportive care, in conjunction with some recent advances in amyloidosis therapy have resulted in some benefit to patients. Despite this progress, new approaches to therapy are required if prognosis of amyloidosis is to be improved in the future. The current approaches to amyloid therapy are toxic, invasive and insufficiently effective.

         HEMORRHAGIC STROKE

No specific effective therapy has yet been described for the Hemorrhagic Stroke. Patients experiencing Hemorrhagic Stroke are offered therapy which is not directed at treating the disease. To the Corporation's knowledge, no specific treatment aimed at preventing the recurrence of Hemorrhagic Stroke (due to Cerebral Amyloid Angiopathy) via the inhibition of amyloid fibril formation and deposition on the vessel wall is available.

Novartis Pharmaceutical Corporation, Aventis Pharma AG and Warner-Lambert Co. have reported work done in research in Cerebral Amyloid Angiopathy mostly using animal models where Cerebral Amyloid Angiopathy has been observed but have not identified a specific treatment approach to the disease.

         DIABETES TYPE 2

During the last decade, there has been a considerable change in treatment regimes for Diabetes Type 2. Available drug therapies include sulfonylureas, metformin, acarbose, troglitazone, and repaglinide. Furthermore, approximately 40% of people with Diabetes Type 2 require insulin therapy including Diabetes Type 2 sufferers whose condition is not controlled on maximal doses or combinations of the currently available drug therapies mentioned above.

None of the therapies treat the underlying loss of function or the declining number of insulin producing cells which many believe to be caused by amyloid toxicity to beta cells of the pancreas. Preventing IAPP amyloid fibril formation and its effect on beta cell viability would prevent loss of insulin producing cells. Companies who have developed therapies targeting Diabetes Type 2 include Warner-Lambert Co., Novo Nordisk A/S and Bristol-Myers Squibb Company.

         EPILEPTIC SEIZURES INDUCED BY TBI

Each year, Epileptic Seizures induced by TBI affects 1.5 to 2 million people globally. Pharmos Corporation's compound, dexanabinol (HU-211), is expected to obtain regulatory approval in the major pharmaceutical markets in 2003. Bayer A.G.'s compound, Repinotan (BAY x3702), is expected to obtain regulatory approval in the major pharmaceutical markets in 2004 while more advanced products such as apoptosis inhibitors, cytokine release inhibitors, inducers of neuronal growth factors, and stem cell therapies are expected thereafter. Other companies working on Epileptic Seizures induced by TBI treatments include Maas Biolab LLC (cyclosporin), and Questcor Pharmaceuticals Inc. (GERI compounds).

         C. IMPORTANCE OF IDENTIFIABLE INTANGIBLE PROPERTIES

         LICENSE AGREEMENTS

Effective January 1, 1994, the Corporation entered into a number of license agreements (the "License Agreements") with Parteq Research and Development Innovations ("Parteq"), the commercialization arm and exclusive worldwide licensee of Queen's University. Pursuant to these agreements, the Corporation was granted the worldwide exclusive license to use, market and sublicense certain technologies, patents and patent applications developed and belonging to Queen's University. While the title and interest in the intellectual property rights remain the property of Queen's University, the Corporation will be the owner of all intellectual property rights in and to all improvements to the intellectual property rights developed, invented or acquired by the Corporation. Pursuant to the terms of the License Agreements, the Corporation has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights. Each of the License Agreements will terminate upon the later of (i) the expiry date of the last-to-expire of the licensed patents or (ii) ten years after its first commercial sale, should no patent be issued.

In addition, the Corporation has re-entered into two research and development agreements with Queen's University (the "Queen's Agreements") with respect to research on amyloid inhibitor compounds and anti-amyloid compounds. Pursuant to these agreements, Queen's has granted to the Corporation, through Parteq, exclusive worldwide rights to any new technology not related to the intellectual property rights referred to under the License Agreements, under a license on terms similar to the current Queen's agreements. The Corporation does not plan to renew these agreements, which currently expire on December 31, 2002.

Moreover, the Corporation has entered into a series of collaborative and research agreements and will enter into development relationships under which it will have certain compounds developed for it in consideration of payment of royalties should such compounds prove successful and into additional research and development and license agreements, giving it rights to other patentable technologies.

On May 21, 1999, the Corporation entered into the Collaborative Research and License Agreement as well as a Master Private Placement and Stock Option Agreement (the "Agreements") with Lundbeck, a European pharmaceutical company specializing in the research, development, production and marketing of drugs for treating diseases of the central nervous system.

Pursuant to the Agreements, the parties agreed to collaborate respecting the development of compounds (GAG and GAG mimetic) useful in treating Alzheimer's Disease. Pursuant to the terms of the Agreements, Lundbeck would fund the GAG mimetic research program in Alzheimer's Disease by making significant and sufficient research support payments for three years commencing after achievement of certain research and development objectives. In the event that one or more products of this research and development program advances through clinical development and reaches the market, the Corporation would receive a series of milestone payments totalling up to US$14 million. Commercialized products would also provide the Corporation with royalty payments based on sales.

In October 2000, the Corporation achieved a research and development objective under the Agreements. As a result of the determination of "proof of concept" in connection with the research program, the Corporation received a milestone payment in the amount of $3,807,000 (US$2,500,000). In addition, the Corporation received research funding of $1,912,000 (US$1,250,000) under a research program that commenced January 2001 under the Agreements and $651,000 under other research agreements with Lundbeck.

On October 12, 2001, the parties mutually agreed to terminate the Collaborative Research and License Agreement under which the Corporation regained the full ownership and control of its anti-amyloid drug molecules program for Alzheimer's Disease at no cost to the Corporation.

On April 22, 2002, the Corporation entered into a testing and option agreement with Immtech for the evaluation of a new class of compounds with potential anti-amyloid activity. Under the agreement, the Corporation has an option to acquire the exclusive worldwide license to commercialize certain of Immtech's compounds in specific therapeutic areas.

         PATENTS AND PROPRIETARY RIGHTS

The Corporation and the pharmaceutical industry in general attach significant importance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the success of the Corporation depends, in part, on its ability to obtain patents or rights thereto, protect its commercial secrets and carry on its activities without infringing the rights of third parties. The Corporation's strategic approach is to build a portfolio which provides broad protection of its technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas.

The Corporation currently holds rights to 50 patents or patent applications in Canada and the United States relating to the Corporation's technology, as well as foreign counterparts for many of these patents and patent applications. 20 of these patents and patent applications were filed by Queen's University and licensed to the Corporation. The Corporation filed the remaining 30 patents. To date, nine patents have been issued in the United States and one patent has been issued in Canada. The Corporation is currently preparing a number of new patent applications. As with the patent positions of other pharmaceutical and biotechnology firms, the Corporation does not know whether any patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. The Corporation is required to pay license fees or royalties in each case where it has been granted a license of other commercial right.

         D. RENEGOTIATION OR TERMINATION OF CONTRACTS

On October 12, 2001, the Corporation and Lundbeck mutually agreed to terminate the Collaborative Research and License Agreement under which the Corporation regained the full ownership and control of its anti-amyloid drug molecules program for Alzheimer's Disease at no cost to the Corporation.

         E. HUMAN RESOURCES

During fiscal 2002 the Corporation increased its staff from 73 to 78. Of these employees, 40 scientific investigators with MD, MS or Ph.D degrees comprise the Corporation's scientific team.


ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

         ANNUAL INFORMATION

The following table sets forth selected consolidated financial data for the last three fiscal years of the Corporation and should be read in conjunction with the audited financial statements of the Corporation for the years ended June 30, 2002, 2001 and 2000.


                                                              Year Ended
                                  ------------------------------------------------------------------------
                                  June 30, 2002               June 30, 2001                  June 30, 2000
                                  -------------               -------------                  -------------
                                        $                           $                              $
                                          (in thousands of dollars, except for earnings per share)
Revenues                              3,415                      8,349                             569
Net earnings (loss)                 (13,475)                    (2,687)                         (5,581)
per share                             (0.75)                     (0.15)                          (0.44)
Total assets                         32,733                     43,703                          37,766
Long-term debt                        1,044                        168                             568


ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS

The "Management's Discussion and Analysis" on pages 23 through 26 of the Corporation's Annual Report 2002 is incorporated herein by reference.

         QUARTERLY INFORMATION

The following table sets forth selected consolidated financial data for the last eight quarters of the Corporation.

                                                                     Year Ended
                              -----------------------------------------------------------------------------------------
                                                 2002                                           2001
                              ------------------------------------------     ------------------------------------------
                              Q1          Q2            Q3       Q4          Q1          Q2          Q3         Q4
                              $           $             $        $           $           $           $          $
                                              (in thousands of dollars, except for earnings per share)
Revenues                       1,506      1,505         205       199          489      4,287       1,857      1,717
Net earnings (loss)           (1,660)    (2,844)     (4,277)   (4,694)      (1,602)     1,184      (6,611)    (1,610)
per share                      (0.09)     (0.16)      (0.24)    (0.26)       (0.09)      0.07       (0.04)     (0.09)
diluted                        (0.09)     (0.16)      (0.24)    (0.26)       (0.09)      0.07       (0.04)     (0.09)


ITEM 7 - MARKET FOR SECURITIES

The Common Shares of the Corporation are listed on The Toronto Stock Exchange since June 21, 2000 under the symbol NRM.


ITEM 8 - DIRECTORS AND OFFICERS

The following table lists the Corporation's directors and executive officers. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Corporation.


                                                                                                           YEAR FIRST
NAME AND MUNICIPALITY                                                                                      BECAME A
OF RESIDENCE                      PRINCIPAL OCCUPATION                     OFFICE                          DIRECTOR
---------------------             --------------------                     ------                          ----------
Dr. Francesco Bellini,            Chairman, Picchio Pharma Inc. (a         Chairman of the Board and       2002
O.C.(2),(3)                       bio-pharmaceutical holding company)      Director
Montreal, Quebec

Dr. Louis R.                      President, Chief Executive Officer       President, Chief Executive      1995
Lamontagne                        and Director of the Corporation          Officer and Director
Ottawa, Ontario

                                                                                                           YEAR FIRST
NAME AND MUNICIPALITY                                                                                      BECAME A
OF RESIDENCE                      PRINCIPAL OCCUPATION                     OFFICE                          DIRECTOR
---------------------             --------------------                     ------                          ----------
Dr. Colin Bier(1),(2)             Consultant                               Director                        1996
Montreal, Quebec


Michael DuCros(1)                 Consultant                               Director                        1994
Boston, Massachusetts

Peter Kruyt(1),(3)                Vice President, Power Corporation of     Director                        2002
Montreal, Quebec                  Canada (a diversified management
                                  and holding company)

John Molloy                       President and Chief Executive            Director                        1994
Kingston, Ontario                 Officer, Parteq Research and
                                  Development Innovations, Queen's
                                  University
                                  (university research organization)

Ronald M. Nordmann(2),(3)         Co-President, Global Health              Director                        2002
Little Falls, New Jersey          Associates, LLC (a consulting
                                  company to the healthcare and
                                  financial services industries)

Claude Michaud(4)                 Senior Vice-President, Finance and       Senior Vice-President,          --
Montreal, Quebec                  Chief Financial Officer                  Finance and Chief Financial
                                                                           Officer

Dr. Denis Garceau                 Vice-President, Drug Development         Vice-President, Drug            --
Montreal, Quebec                                                           Development

Don Geysel(4)                     Vice-President, Finance and Chief        Vice-President, Finance and     --
Montreal, Quebec                  Financial Officer                        Chief Financial Officer

Dr. Francine Gervais              Vice-President, Research and             Vice-President, Research        --
Montreal, Quebec                  Development                              and Development

Marcus Brady                      Vice-President, Corporate                Vice-President, Corporate       --
Gloucester, Ontario               Development                              Development


NOTES:
(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma Inc., P.P. Luxco Holdings II s.a.r.l. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma Inc. to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma Inc.'s right shall terminate on the date it ceases to beneficially hold at least 15% of the outstanding Common Shares (including shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma Inc.

(4) Mr. Michaud became Executive Senior Vice-President, Finance and Chief Financial Officer on October 3, 2002.

During the last five years, all of the above directors or executive officers of the Corporation have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for Dr. Francesco Bellini, O.C., who, prior to 2001 was Chairman and Chief Executive Officer, BioChem Pharma Inc. (now Shire BioChem Inc.), a biopharmaceutical company which he co-founded in 1986, Michael DuCros, who, prior to 1999, was a partner at Atlas Venture and a general partner at Aspen Venture Partners Ltd., Ronald M. Nordmann, who from 1994 to 1999 was a partner at Deerfield Management Inc., a healthcare equity fund, and Claude Michaud, who, prior to 2002, was Vice-President and Chief Financial Officer of C-MAC Industries Inc., a global electronic manufacturing services company, and prior to 2001, was Managing Director, Investment Banking at Scotia Capital Inc., a Canadian investment bank.

In the management proxy circular of the Corporation dated November 14, 2002, all of the above listed directors were nominated by management for election as directors. Management also proposed the nomination of Dr. Emil Skamene, of Montreal, Quebec, as a director. Dr. Skamene is the scientific director, McGill University Health Centre (an academic health centre).

As of November 13, 2002, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 3,656,034 (17.2%) of the Common Shares outstanding.1


ITEM 9 - ADDITIONAL INFORMATION

The Corporation shall provide to any person, upon request to the Secretary of the Corporation:

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

         (i) one copy of the Corporation's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

         (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year,

         (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

         (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii) above; or

(b)      at any other time, one copy of any documents referred to in clauses (a)
         (i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular dated November 14, 2002 which was prepared for the 2002 annual and special meeting of shareholders. Additional financial information is provided in the Corporation's comparative financial statements for the fiscal year ended June 30, 2002.

The foregoing documents may be obtained by contacting the office of the Secretary at the head office of the Corporation, 7220 Frederick-Banting Street, Suite 100, Saint-Laurent, Quebec, H4S 2A1.

----------
(1) Included in this amount are 166,666 Common Shares owned directly by Dr. Bellini and the 3,445,668 Common Shares owned indirectly by Picchio Pharma Inc. and P.P. Luxco Holdings II s.a.r.l. (a wholly-owned subsidiary of Picchio Pharma Inc.) of which the FMRC Family Trust is a 50% owner. Dr. Bellini is a beneficiary of the FMRC Family Trust.